December 10, 2004

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Conor Medsystems Common Stock File No. 333-119174, Form S-l

Dear Sirs:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 13, 2004 at 2:30 p.m. or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: November 24, 2004

(ii)	Dates of distribution: November 24, 2004 – December 8, 2004

(iii)	Number of prospective underwriters: 4

(iv)	Number of prospectuses distributed under (iii) above; approximately 19,668

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ John C. Cocchiarella
John C. Cocchiarella
Vice President and Associate General Counsel

Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013